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           UNITED STATES                              OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION                    --------------------------
     WASHINGTON, D.C. 20549                           OMB Number: 3235-0145

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                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                                  PixTech, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   72583K 10 9
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                                 (CUSIP Number)


 Yves Morel, Avenue Olivier Perroy, 13790 Rousset, France, 011-33-4-42-29-10-00
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                OCTOBER 15, 1999
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 72583K 10 9

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        1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

           United Microelectronics Corporation

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        2. Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) _________________________________________________________________

           (b) _________________________________________________________________

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        3. SEC Use Only

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        4. Source of Funds (See Instructions)

           WC
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        5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)

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        6. Citizenship or Place of Organization
           Taiwan, Republic of China
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Number of         7. Sole Voting Power
Shares               1,111,111
Beneficially      --------------------------------------------------------------
Owned by
Each              8. Shared Voting Power
Reporting            0
Person With       --------------------------------------------------------------

                  9. Sole Dispositive Power
                     1,111,111
                  --------------------------------------------------------------

                  10. Shared Dispositive Power
                      0
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        11. Aggregate Amount Beneficially Owned by Each Reporting Person

            1,111,111
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        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares: X

            (See discussion in Item 2 below).

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        13. Percent of Class Represented by Amount in Row (11)
            3.1%
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        14. Type of Reporting Person (See Instructions)
            CO
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________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________


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        This Amendment No. 2 to the Schedule 13D amends and restates the
Schedule 13D initially filed by United Microelectronics Corporation ("UMC") on February 21, 1997, as amended on February 26, 1997.

        The filing of this Schedule 13D is not, and should not be deemed to be, an admission that such Schedule 13D is required to be filed. See the discussion under Item 2.

ITEM 1. SECURITY AND ISSUER.

(a) The title of the class of equity securities to which this statement relates is Common Stock.

(b) The name and address of the principal executive offices of the issuer of such securities is: PixTech, Inc. ("PixTech"), Avenue Olivier Perroy, 13790 Rousset, France.

ITEM 2. IDENTITY AND BACKGROUND.

        This statement is being filed by United Microelectronics Corporation. This Amendment No. 2 to the Schedule 13D amends and restates the Schedule 13D initially filed by UMC on February 21, 1997, as amended on February 26, 1997, which disclosed UMC's purchase of 1,111,111 shares of PixTech, Inc. ("PixTech").

        A separate filing pursuant to Regulation 13D of the Securities Exchange Act of 1934 (the "1934 Act") has been filed by Unipac Optoelectronics Corporation ("Unipac") with respect to 12,427,146 shares of PixTech, Inc. purchased by Unipac on October 15, 1999. UMC did not directly acquire any additional Pixtech shares as a result of the October 15, 1999 transaction between Unipac and PixTech, Inc.

        UMC owns approximately 40.7% of Unipac's outstanding shares. Several persons serve as directors on both the boards of directors of UMC and Unipac, including Robert Tsao, who serves as Chairman of both companies. Mr. Chia-Tsung Stan Hung also serves as the CFO of both companies.

        UMC and Unipac exist as separate and independent corporate entities, and the two companies have separate and distinct management teams. Their investment decisions are made independently, and their clients are generally different organizations. The 12,427,146 PixTech shares acquired by Unipac in the October 15, 1999 transaction are owned directly by Unipac.

        UMC and Unipac are of the view that they are not acting as a "group" for purposes of Section 13(d) under the 1934 Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the shares held by the other corporation need not be aggregated for purposes of Section 13(d). However, UMC is making the disclosures herein with respect to Unipac on a voluntary basis.

(a) Name of Person Filing: United Microelectronics Corporation ("UMC").

(b) Address of Principal Business: 13 Innovation Road I, Science-Based Industrial Park, Hsin-Chu City, Taiwan, R.O.C.

(c) Principal Business: Manufacturer of semiconductor wafers.

(d) Criminal Proceedings: During the last five years, neither UMC nor any executive officer or director of UMC has been convicted in any criminal proceeding.

(e) Civil Proceedings: During the last five years, neither UMC nor any executive officer or director of UMC has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Place of Organization: Taiwan, Republic of China.

Attached hereto as Appendix A is information required by this Item 2 with respect to the executive officers and directors of UMC.

The following is information concerning Unipac Optoelectronics Corporation required by this Item 2:

(a) Name of Person: Unipac Optoelectronics Corporation.

(b) Address of Principal Business Office: No.5, Li-Hsin Road 6, Science-Based Industrial Park, Hsin-Chu City, Taiwan, R.O.C.

(c) Principal Business: Design, development and manufacture of TFT displays and related hardware and software.

(d) Criminal Proceedings: During the last five years, neither Unipac nor any executive officer or director of Unipac has been convicted in any criminal proceeding.

(e) Civil Proceedings: During the last five years, neither Unipac nor any executive officer or director of Unipac has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Place of Organization: Taiwan, Republic of China.

Attached hereto as Appendix B is information required by this Item 2 with respect to the executive officers and directors of Unipac.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        UMC used $5,000,000 of UMC working capital to purchase 1,111,111 shares of PixTech stock.

        UMC did not directly acquire any additional PixTech shares as a result of the transaction dated October 15, 1999 between Unipac and PixTech. (See discussion in Item 2).

ITEM 4. PURPOSE OF TRANSACTION.

Not applicable.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        Reference is made to Item 2 for a disclaimer of "beneficial ownership" with respect to the securities which are "beneficially owned" by the other corporation. As discussed in Item 2, the "beneficial ownership" information contained herein concerning UMC does not include 12,427,146 PixTech shares owned by Unipac, which Unipac acquired in a transaction dated October 15, 1999.

The following information concerns United Microelectronics Corporation:

(a) Number of Shares Beneficially owned: UMC beneficially owns 1,111,111 shares of PixTech Common Stock as a result of a transaction dated February 14, 1997 (See Exhibit 1).

        Percent of Class: 3.1% (based upon the number of shares of PixTech Common Stock outstanding reported as of November 12, 1999 in PixTech's 424B3 Prospectus Supplement).

(b) Number of shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition: 1,111,111.

(c) Other than the transaction described herein, UMC has not effected any transactions in the class of securities reported on during the past sixty days.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

(e) On May 19, 1999, UMC ceased to be the beneficial owner of more than five percent of PixTech's outstanding shares.

The following information concerns Unipac Optoelectronics Corporation:

(a) Number of Shares Beneficially owned: Unipac beneficially owns 12,427,146 shares of PixTech Common Stock.

        Percent of Class: 34.5% (based upon the number of shares of PixTech Common Stock outstanding reported as of November 12, 1999 in PixTech's 424B3 Prospectus Supplement).

(b) Number of shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition: 12,427,146.

(c) Other than the transaction described herein, Unipac has not effected any transactions in the class of securities reported on during the past sixty days.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF PIXTECH.

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1: Common Stock Purchase Agreement dated February 14, 1997 between United Microelectronics Corporation and PixTech, Inc.

                                   APPENDIX A

                DIRECTORS OF UNITED MICROELECTRONICS CORPORATION

The following is a list of all members of the Board of Directors of United Microelectronics Corporation. All directors are citizens of the Republic of China.

Name: Robert H.C. Tsao

Business Address: 13 Innovation Road I, Science-Based Industrial Park, Hsin-Chu City, Taiwan

Principal Occupation: Chairman

Name, principal business and address of corporation or other organization on which employment is conducted: United Microelectronics Corporation, 13 Innovation Road I, Science-Based Industrial Park, Hsin-Chu City, Taiwan


Name: John Hsuan

Business Address: 13 Innovation Road I, Science-Based Industrial Park, Hsin-Chu City, Taiwan

Principal Occupation: Chief Executive Officer, UMC Group

Name, principal business and address of corporation or other organization on which employment is conducted: United Microelectronics Corporation, 13 Innovation Road I, Science-Based Industrial Park, Hsin-Chu City, Taiwan


Name: C.J. Liang

Business Address: No. 91 Hen-Yang Rd, Taipei, Taiwan

Principal Occupation: Chairman

Name, principal business and address of corporation or other organization on which employment is conducted: Chiao Tung Bank, No. 91 Hen-Yang Rd, Taipei, Taiwan

Name: Donald Brooks

Business Address: 3F, No. 76, Sec 2, Tun-Hwa S. Rd, Taipei, Taiwan, R.O.C.

Principal Occupation: Board Member

Name, principal business and address of corporation or other organization on which employment is conducted: Hsun-Chieh Investment Corp., 3F, No. 76, Sec 2, Tun-Hwa S. Rd, Taipei, Taiwan, R.O.C.

Name: Ing Dar Liu

Business Address: 13 Innovation Road I, Science-Based Industrial Park, Hsin-Chu City, Taiwan

Principal Occupation: Chief of Operation Officer, UMC Group

Name, principal business and address of corporation or other organization on which employment is conducted: United Microelectronics Corporation, 13 Innovation Road I, Science-Based Industrial Park, Hsin-Chu City, Taiwan


Name: Peter T.C. Chang

Business Address: United Microelectronics Corporation, 13 Innovation Road I, Science-Based Industrial Park, Hsin-Chu City, Taiwan

Principal Occupation: Chief Executive Officer Foundry Operations, UMC

Name, principal business and address of corporation or other organization on which employment is conducted: Hsun-Chieh Investment Corp., 3F, No. 76, Sec 2, Tun-Hwa S. Rd, Taipei, Taiwan, R.O.C.


Name: Jing-Shan Aur

Business Address: United Microelectronics Corporation, 13 Innovation Road I, Science-Based Industrial Park, Hsin-Chu City, Taiwan

Principal Occupation: Chief Administrative Officer

Name, principal business and address of corporation or other organization on which employment is conducted: Chuin-Li Investment Corp., 3F, No. 76, Sec 2, Tun-Hwa S. Rd, Taipei, Taiwan, R.O.C.

Name: H.J. Wu

Business Address: United Microelectronics Corporation, 13 Innovation Road I, Science-Based Industrial Park, Hsin-Chu City, Taiwan

Principal Occupation: President of UMC

Name, principal business and address of corporation or other organization on which employment is conducted: Chuin-Tsie Investment Corp., 3F, No. 76, Sec 2, Tun-Hwa S. Rd, Taipei, Taiwan, R.O.C.


Name: Mao-Chung Lin

Business Address: 1F, No. 89, Cheung-An W. Rd, Taipei, Taiwan, R.O.C.

Principal Occupation: President, Sunrox International Inc.

Name, principal business and address of corporation or other organization on which employment is conducted: Sunrox International Inc., 1F, No. 89, Cheung-An
W. Rd, Taipei, Taiwan, R.O.C.


Name: Jack K.C. Wang

Business Address: 23F, No. 98, Sec 2, Tun-Hwa S. Rd, Taipei, Taiwan, R.O.C.

Principal Occupation: Chairman

Name, principal business and address of corporation or other organization on which employment is conducted: Sen Dah Investment Inc., 23F, No. 98, Sec 2, Tun-Hwa S. Rd, Taipei, Taiwan, R.O.C.


Name: C. Y. Huang

Business Address: 14F, Sec. 1, Kee-Lung Rd., Taipei, Taiwan, R.O.C.

Principal Occupation: Chief Representative

Name, principal business and address of corporation or other organization on which employment is conducted: Diawa Institute of Research Ltd., 14F, Sec. 1, Kee-Lung Rd., Taipei, Taiwan, R.O.C.

EXECUTIVE OFFICERS OF UNITED MICROELECTRONICS CORPORATION

The following is a list of all executive officers of United Microelectronics Corporation, excluding executive officers who are also directors. All executive officers are citizens of the Republic of China.

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POSITION               NAME                    ADDRESS

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Vice President         Andy Chang              13 Innovation Road I, Science-Based
of Sales and                                   Industrial Park, Hsin-Chu City, Taiwan
Marketing

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Chief Financial        Chia-Tsung Stan Hung    3F, No. 76, Sec 2, Tun-Hwa S. Rd., Taipei,
Officer                                        Taiwan, R.O.C.

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                                   APPENDIX B

                 DIRECTORS OF UNIPAC OPTOELECTRONICS CORPORATION

The following is a list of all members of the Board of Directors of Unipac Optoelectronics Corporation, Inc. All directors are citizens of the Republic of China.

DIRECTORS

Name: Robert H.C. Tsao

Business Address: United Microelectronics Corporation, 13 Innovation Road I, Science-Based Industrial Park, Hsin-Chu City, Taiwan, R.O.C.

Principal Occupation: Chairman, United Microelectronics Corporation

Name, principal business and address of corporation or other organization on which employment is conducted: United Microelectronics Corporation, 13 Innovation Road I, Science-Based Industrial Park, Hsin-Chu City, Taiwan, R.O.C.


Name: John Hsuan / Ing-Dar Liu

Business Address: United Microelectronics Corporation, 13 Innovation Road I, Science-Based Industrial Park, Hsin-Chu City, Taiwan, R.O.C.

Principal Occupation: Chief Executive Officer/Chief of Operation Officer of United Microelectronics Corporation

Name, principal business and address of corporation or other organization on which employment is conducted: United Microelectronics Corporation, 13 Innovation Road I, Science-Based Industrial Park, Hsin-Chu City, Taiwan, R.O.C.


Name: Hsing-Chien Tuan

Business Address: Unipac Optoelectronics Corporation, No.5, Li-Hsin Road 6, Science-Based Industrial Park, Hsin-Chu City, Taiwan, R.O.C.

Principal Occupation: President, Unipac Optoelectronics Corporation

Name, principal business and address of corporation or other organization on which employment is conducted: Unipac Optoelectronics Corporation, No.5, Li-Hsin Road 6, Science-Based Industrial Park, Hsin-Chu City, Taiwan, R.O.C.


Name: C. Y. Chen

Business Address: Chiao Tung Bank, 5F, 91, Heng Yang Rd., Taipei, Taiwan

Principal Occupation: Manager, Chiao Tung Bank

Name, principal business and address of corporation or other organization on which employment is conducted: Chiao Tung Bank, 5F, 91, Heng Yang Rd., Taipei, Taiwan


Name: Theodore M.H. Huang

Business Address: 1568, Sec.1, Chung Shan Rd., Kung Yin, Tao Yuang Taiwan

Principal Occupation: Chairman

Name, principal business and address of corporation or other organization on which employment is conducted: TECO Information Systems Co., Ltd., 1568, Sec.1, Chung Shan Rd., Kung Yin, Tao Yuang Taiwan


Name: C. Y. Wang

Business Address: 6F, 232, Pa Teh Rd., Sec.2, Taipei, Taiwan

Principal Occupation: Manager

Name, principal business and address of corporation or other organization on which employment is conducted: Central Investment Holding Co., Ltd., 6F, 232, Pa Teh Rd., Sec.2, Taipei, Taiwan

Name: M.H. Hung

Business Address: 10F, 57, Po I Rd., Taipei, Taiwan

Principal Occupation: Chairman

Name, principal business and address of corporation or other organization on which employment is conducted: National Finance Corporation, Ltd., 10F, 57, Po I Rd., Taipei, Taiwan


Name: Cheng Xin Technology Development Corp.

Business Address: 5F, 143, Min Sheng E. Rd., Sec.2, Taipei, Taiwan

Principal Occupation: President

Name, principal business and address of corporation or other organization on which employment is conducted: Cheng Xin Technology Development Corp., 5F, 143, Min Sheng E. Rd., Sec.2, Taipei, Taiwan


Name: David Su

Business Address: Unipac Optoelectronics Corporation, No.5, Li-Hsin Road 6, Science-Based Industrial Park, Hsin-Chu City, Taiwan, R.O.C.

Principal Occupation: Vice-President of Product Development of Unipac Optoelectronics Corporation

Name, principal business and address of corporation or other organization on which employment is conducted: Unipac Optoelectronics Corporation, No.5, Li-Hsin Road 6, Science-Based Industrial Park, Hsin-Chu City, Taiwan, R.O.C.


Name: Fan Luo

Business Address: Unipac Optoelectronics Corporation, No.5, Li-Hsin Road 6, Science-Based Industrial Park, Hsin-Chu City, Taiwan, R.O.C.

Principal Occupation: Vice-President of Technology Development of Unipac Optoelectronics Corporation

Name, principal business and address of corporation or other organization on which employment is conducted: Unipac Optoelectronics Corporation, No.5, Li-Hsin Road 6, Science-Based Industrial Park, Hsin-Chu City, Taiwan, R.O.C.

Name: Sherman Shen

Business Address: Unipac Optoelectronics Corporation, No.5, Li-Hsin Road 6, Science-Based Industrial Park, Hsin-Chu City, Taiwan, R.O.C.

Principal Occupation: Vice-President of Production of Unipac Optoelectronics Corporation

Name, principal business and address of corporation or other organization on which employment is conducted: Unipac Optoelectronics Corporation, No.5, Li-Hsin Road 6, Science-Based Industrial Park, Hsin-Chu City, Taiwan, R.O.C.


Name: Steve Wang

Business Address: Unipac Optoelectronics Corporation, No.5, Li-Hsin Road 6, Science-Based Industrial Park, Hsin-Chu City, Taiwan, R.O.C.

Principal Occupation: Vice-President of Sales and Marketing Unipac Optoelectronics Corporation

Name, principal business and address of corporation or other organization on which employment is conducted: Unipac Optoelectronics Corporation, No.5, Li-Hsin Road 6, Science-Based Industrial Park, Hsin-Chu City, Taiwan, R.O.C.

            EXECUTIVE OFFICERS OF UNIPAC OPTOELECTRONICS CORPORATION

The following is a list of all executive officers of Unipac Optoelectronics Corporation, excluding executive officers who are also directors. All executive officers are citizens of the Republic of China.

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POSITION               NAME                    ADDRESS

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Chief Financial        Chia-Tsung Stan Hung    3F, No. 76, Sec 2, Tun-Hwa S. Rd., Taipei,
Officer                                        Taiwan, R.O.C.

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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 25, 1999

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Signature: /s/ Robert Tsao

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Name/Title: Robert Tsao, Chairman United Microelectronics Corp.

                              INDEX TO EXHIBITS

Exhibit 1: Common Stock Purchase Agreement dated February 14, 1997 between United Microelectronics Corporation and PixTech, Inc.